# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BALCHEM CORP, CIK 0000009326
CUSIP: 057665200
Title of class of securities: Common Stock, par value $.06-2/3 per share
Address of issuer's principal executive offices: 5 Paragon Drive, Montvale, New Jersey (NJ), 07645
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-22-027839
Filed by CIK 0001323255

## Reporting persons
- APG Asset Management US Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,993,527; sole dispositive power 0; shared dispositive power 1,993,527; aggregate amount beneficially owned 1,993,527 (6.1% of the class)
  Comment: Please see note in Item 4(a).
- APG Asset Management, N.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,993,527; sole dispositive power 0; shared dispositive power 1,993,527; aggregate amount beneficially owned 1,993,527 (6.1% of the class)
  Comment: Please see note in Item 4(a).
- APG Group: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,993,527; sole dispositive power 0; shared dispositive power 1,993,527; aggregate amount beneficially owned 1,993,527 (6.1% of the class)
  Comment: Please see note in Item 4(a).
- Stichting Pensioenfonds ABP: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,993,527; sole dispositive power 0; shared dispositive power 1,993,527; aggregate amount beneficially owned 1,993,527 (6.1% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: BALCHEM CORP
Address of issuer's principal executive offices: 5 Paragon Drive, Montvale, NJ 07645

## Item 2. Person Filing
Name of person filing: APG Asset Management US Inc. APG Asset Management, N.V. APG Group Stichting Pensioenfonds ABP
Address of principal business office or, if none, residence: APG Asset Management US Inc. 666 Third Ave, 2nd Floor New York, NY 10017 APG Asset Management, N.V. Basisweg 10, 1043 MP Amsterdam APG Group Oude Lindestraat 70, Postbus 6401 Heerlen, Netherlands Stichting Pensioenfonds ABP PO Box 4806 6401 JL Heerlen, Netherlands
Citizenship: APG Asset Management US Inc. - Delaware, United States APG Asset Management, N.V. - Kingdom of the Netherlands APG Group - Kingdom of the Netherlands Stichting Pensioenfonds ABP - Kingdom of the Netherlands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
The Common Shares of the issuer reported herein are held by APG Asset Management, N.V. ("APG NL") is wholly-owned by APG Group ("APG Group") and is the investment manager with respect to the securities to which this statement relates. Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. ("APG US"), which is its wholly-owned subsidiary. Stichting Pensioenfonds ABP is the majority owner of APG Group.

By virtue of the relationships described above, each of the Reporting Persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each Reporting Person disclaims membership in any such group, and further, each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

The percentages herein are calculated based upon a statement in the Issuer's 10-Q, filed on October 25, 2024 indicating that there are 35,507,716 Shares outstanding.
Percent of class: APG Asset Management US Inc. - 6.1% APG Asset Management, N.V. - 6.1% APG Group - 6.1% Stichting Pensioenfonds ABP - 6.1%
Sole power to vote or to direct the vote: APG Asset Management US Inc. - 0 APG Asset Management, N.V. - 0 APG Group - 0 Stichting Pensioenfonds ABP - 0
Shared power to vote or to direct the vote: APG Asset Management US Inc. - 1,993,527 APG Asset Management, N.V. - 1,993,527 APG Group - 1,993,527 Stichting Pensioenfonds ABP - 1,993,527
Sole power to dispose or to direct the disposition: APG Asset Management US Inc. - 0 APG Asset Management, N.V. - 0 APG Group - 0 Stichting Pensioenfonds ABP - 0
Shared power to dispose or to direct the disposition: APG Asset Management US Inc. - 1,993,527 APG Asset Management, N.V. - 1,993,527 APG Group - 1,993,527 Stichting Pensioenfonds ABP - 1,993,527

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- APG Asset Management US Inc.: /s/ Evan Gordon, Evan Gordon, Chief Compliance Officer (02/13/2025)
- APG Asset Management, N.V.: /s/ Evan Gordon, Evan Gordon, Chief Compliance Officer (02/13/2025)
- APG Group: /s/ Evan Gordon, Evan Gordon, Chief Compliance Officer (02/13/2025)
- Stichting Pensioenfonds ABP: /s/ Evan Gordon, Evan Gordon, Chief Compliance Officer (02/13/2025)
Comment: Exhibit I - JOINT FILING STATEMENT